                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K


 [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934


                                      OR

 [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934



      FOR THE TRANSITION PERIOD FROM _________________ TO _______________


                        COMMISSION FILE NUMBER 0-18311




                  NEUROGEN CORPORATION 401(k) RETIREMENT PLAN
                  -------------------------------------------
                             (FULL TITLE OF PLAN)


                             NEUROGEN CORPORATION
                             --------------------


                         35 NORTHEAST INDUSTRIAL ROAD
                          BRANFORD, CONNECTICUT 06405
                                (203) 488-8201


         (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

Neurogen Corporation 401(k) Retirement Plan
Current Value of Plan Assets and Liabilities



                                                              DECEMBER 31,
                                                          1995           1994
                                                          ----           ----
ASSETS:

Cash                                                      $   -        $    -
Receivables                                                 8,225       14,985
Investments:
  U.S. Government securities                                  -             -
  Corporate debt and equity instruments                   212,713       38,787
  Real estate and mortgage (other than to participants)       -             -
  Loans to participants:                                      -             -
  (a) Mortgages                                               -             -
  (b) Other                                                32,886        8,004
  Other (money market and mutual funds)                 1,067,984      622,624
                                                        ---------      -------
      Total investments                                 1,321,808      684,400
  Buildings and other property used in plan operations        -             -
  Other assets                                                -             -
                                                        ---------      -------
        Total assets                                    1,321,808      684,400

LIABILITIES:

Acquisition indebtedness                                      -             -
Other liabilities                                             -             -
    Total liabilities                                         -             -
                                                        ---------      -------
          Plan equity                                  $1,321,808     $684,400
                                                        =========      =======

Neurogen Corporation 401(k) Retirement Plan
Statement of Income and Changes in Plan Equity



                                                                PLAN YEAR ENDED DECEMBER 31,
                                                                1995        1994       1993
                                                                ----        ----       ----
INCOME:
Contributions received or receivable in cash from:
  Employer                                                    $  48,807    $ 36,306    $ 28,951
  Employees                                                     295,958     226,978     159,821
  Others                                                         12,328         700         156
                                                              ---------    --------    --------
   Total cash contributions                                     357,093     263,984     188,928
Noncash contributions                                                --          --          --
Earnings (loss) from investments                                298,378      (9,844)     45,158
Net realized gain (loss) on sale or exchange of assets               --          --          --
Other income-interest repayments                                  1,063         613          51
                                                              ---------    --------    --------
  Total income                                                  656,534     254,753     234,137


EXPENSES:
Distribution of benefits and payments to provide benefits:
 Directly to participants and their beneficiaries                19,126       8,117          --
 Other                                                               --          45          --
                                                              ---------    --------    --------
 Total distribution of benefits and payments to provide
  benefits                                                       19,126       8,162          --
Administrative expenses                                              --          --          --
Other expenses                                                       --          --          --
                                                              ---------    --------    --------
  Total expenses                                                 19,126       8,162          --
                                                              ---------    --------    --------
   Net income                                                   637,408     246,591     234,137

Plan Equity:

Beginning of year                                               684,400     437,809     203,672
                                                              ---------    --------    --------
End of year                                                  $1,321,808    $684,400    $437,809
                                                              =========    ========    ========


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Neurogen Corporation 401(k) Plan



                              Administrator: Neurogen Corporation



Date: July 10, 1996           By: /s/ STEPHEN R. DAVIS
                                      -----------------------
                                      Stephen R. Davis
                                      Vice President and Chief Financial Officer